FILE 82-4297

KCI KONECRANES PLC STOCK EXCHANGE RELEASE 1

04 MAR -9 AM 7:21 27 February, 2004 1.00 p.m.

PROPOSAL REGARDING TWO NEW MEMBERS TO THE KCI KONECRANES BOARD OF DIRECTORS

The following addition is made to the information communicated earlier in the convocation to the Annual General Meeting: Shareholders, jointly representing more than10 percent of all the votes in KCI Konecranes, have informed the Company that they support the election of Svante Adde and Lennart Simonsen as new members of the KCI Konecranes Board of Directors until the end of the next Annual General Meeting.

Svante Adde (b. 1956) is Chief Finance Officer of Ahlstrom Corporation since September 2003. Before joining Ahlstrom Mr. Adde was Managing Director of Lazard, the global investment banking group based in London. Since 1989, he was responsible for Nordic Corporate Finance and from 2000 he was also the Managing Director of Lazard AB in Stockholm. Mr. Adde started his career in Citibank's Stockholm office. Mr. Adde has a bachelor of science in economics and business administration and is a Swedish national. He lives in London since 1983.

Lennart Simonsen (b. 1960) L.L.M is Attorney and Managing Partner, Roschier Holmberg, Attorneys Ltd. Mr. Simonsen is a Finnish national and has been Secretary of the KCI Konecranes Board of Directors since 1995.

KCI Konecranes is a world leading engineering group specializing in advanced overhead lifting solutions and maintenance services. Group activity is organized along three business areas: Maintenance Services (50% of Group Sales), Standard Lifting Equipment (26 %) and Special Cranes (24 %). Group Sales totalled EUR 665 million with over 4350 employees in 34 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

SUPPL

dw 3/9

04010377

FURTHER INFORMATION
Stig Gustavson, President and CEO, KCI Konecranes Plc
Tel. +358-400 411 119

DISTRIBUTION
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